AB* 3/13

UNITED S[TATES]
SECURITIES AND EXC[HANGE COMMISSION]
Washington, D.C. 20549

08030322

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 10, 2010
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48969

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EFG CAPITAL INTERNATIONAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 BRICKELL AVENUE, 9TH FLOOR
(No. and Street)

MIAMI	FLORIDA	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JUAN MASSENS (305) 482-8010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICE WATERHOUSE COOPERS LLC
(Name – *if individual, state last, first, middle name*)

401 EAST LAS OLAS BOULEVARD, SUITE 1000,	FORT LAUDERDALE	FLORIDA	33301
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON
FINANCIAL

B

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

WS 3/19

OATH OR AFFIRMATION

I, JUAN MASSENS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EFG CAPITAL INTERNATIONAL CORP., as of FEBRUARY 25TH, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP
Title

Notary Public

LETICIA BELLO
MY COMMISSION #DD369585
EXPIRES: NOV 07, 2008
Bonded through 1st State Insurance

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EFG Capital International Corp.
(A wholly-owned subsidiary of EFG International)
Consolidated Statement of Financial Condition
December 31, 2007

EFG Capital International Corp.
(a wholly-owned subsidiary of EFG International)
Index
December 31, 2007

PricewaterhouseCoopers LLP
1441 Brickell Avenue
Suite 1100
Miami FL 33131
Telephone (305) 375 7400
Facsimile (305) 375 6221

Report of Independent Certified Public Accountants

To the Stockholder and Board of Directors
of EFG Capital International Corp.:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of EFG Capital International Corp. (a wholly owned subsidiary of EFG International) at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2008

EFG Capital International Corp.
(a wholly-owned subsidiary of EFG International)
Consolidated Statement of Financial Condition
December 31, 2007

Assets		
Cash and cash equivalents	$	12,861,716
Accounts receivable		1,136,476
Due from affiliates		859,243
Due from employees		678,379
Securities owned		684,598
Furniture, equipment and leasehold improvements, net		2,097,023
Intangible assets, net		5,770,972
Goodwill		5,896,809
Other assets		179,564
Total assets	$	30,164,780
Liabilities and Stockholder's Equity		
Accounts payable	$	275,227
Income tax payable, including deferred tax liability of $1,011,291		1,311,502
Accrued expenses and other liabilities		5,736,956
Subordinated loan from related party		11,000,000
Total liabilities		18,323,685
Commitments (Notes 2 and 10)		
Stockholder's equity		
Common stock ($.01 par value, 1,000 shares authorized, issued and outstanding)		10
Additional paid-in capital		12,199,990
Accumulated deficit		(358,905)
Total stockholder's equity		11,841,095
Total liabilities and stockholder's equity	$	30,164,780

The accompanying notes are an integral part of this financial statement.

1. Organization

EFG Capital International Corp. ("EFG" or the "Company") is a wholly-owned subsidiary of EFG International (the "Parent") which is headquartered in Switzerland. The Company's principal office is located in Miami, Florida.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a registered investment advisor under the Securities and Exchange Act of 1940.

The Company provides its customers with investment and brokerage related financial services, including investment advisory and portfolio management. The Company buys and sells securities for customers, primarily from Latin America, acting in an agency capacity and charging a commission, or in a principal capacity earning mark-ups and mark-downs on a riskless principal trading basis.

The Company utilizes either a third party or EFG Bank, an affiliate, to settle all trades. Custody of securities owned by customers is maintained by either a third party through a clearing agreement or by its affiliate, EFG Bank. EFG Bank may derive income from products and services it provides to these customers.

2. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation
The consolidated financial statement includes the accounts of EFG Asesores Financieros Peru SRL (a Peruvian limited liability partnership). EFG owns 100% of the Peruvian subsidiary. All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company classifies all highly liquid instruments with original maturities of three months or less from date of purchase as cash equivalents.

Securities Owned
Securities owned, consisting of investments in a limited liability partnership, and a US Treasury Note, are recorded at fair value. Fair value for the US Treasury Note is based on quoted market price. The Company's investment in a limited liability partnership (venture capital fund) invests in public and private companies, and market value is based upon the fund manager's value of the partnership investment.

Furniture, Equipment and Leasehold Improvements, Net
Furniture, equipment and leasehold improvements are recorded at cost. Additions and leasehold improvements are capitalized. Routine maintenance and repairs are expensed when incurred. Depreciation of furniture and equipment is provided for on the straight-line basis using estimated useful lives of 3 to 7 years. Leasehold improvements are amortized over the term of the lease.

Goodwill and Intangible Assets
Goodwill represents the purchase price in excess of the fair value of identifiable tangible and intangible assets and liabilities acquired in a purchase business combination. Goodwill and intangible assets which have an indefinite useful life are not amortized, but instead are tested for impairment at least annually. Identifiable intangible assets are amortized on a straight-line basis over the estimated useful lives of 3 to 15 years.

Securities Transactions
Customer's securities transactions and the related riskless principal trading, commissions and brokerage fees revenues and expenses are recorded on trade date. Receivable from customers and payable to brokers represent security transactions that have not settled. The Company generates revenues from the placement of customer funds with certain mutual funds. Fees are earned based on contractual agreements with those various funds.

Income Taxes
The Company is subject to U.S. federal and state income taxes. The Company utilizes an asset and liability approach to accounting for income taxes. The asset and liability approach requires recognition of deferred tax assets and liabilities for future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax asset may not be realized.

Impairment of Long-Lived Assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

For the year ended December 31, 2007, the Company did not record any impairment losses.

Commitments
In 2005, the Company entered into employment agreements with several employees of the acquired broker-dealer. The agreements, which expire in 2008, require the payment of salaries and bonuses for each year if certain conditions are met.

3. Cash Segregated Under Federal Regulations

The Company periodically segregates cash in a special reserve bank account under the provisions of subparagraph k(2)(i) of Rule 15c3-3 of the SEC to comply with possession or control requirements. At December 31, 2007, $15,000 has been restricted and segregated in a 15c3-3 account. This amount is included in cash and cash equivalents in the consolidated statement of condition.

4. Securities Owned

At December 31, 2007 securities owned consisted of the following:

Millenia Partner II fund	$ 429,265
US Treasury Note - 5% maturity July 31,2008	255,333
	$ 684,598

The Company's investment in the Millenia Partner II fund is subject to potential future capital calls of up to $64,000. Net unrealized losses of $25,394 in 2007 are included in the statement of operations.

5. Furniture, Equipment and Leasehold Improvements, Net

Furniture, equipment and leasehold improvements, net, consist of the following at December 31, 2007:

Furniture	$ 777,579
Equipment	1,570,835
Leasehold improvements	1,281,473
	3,629,887
Less: accumulated depreciation and amortization	(1,532,864)
	$ 2,097,023

Depreciation and amortization expense was $578,866 for year ended December 31, 2007.

6. Intangible Assets, Net

Intangible assets consisted of the following at December 31, 2007:

Customer relationships	$ 6,800,000
Covenant not to compete	85,000
Broker-dealer license	50,000
	6,935,000
Less: accumulated amortization	(1,164,028)
	$ 5,770,972

Amortization expense amounted to $481,667 for the year ended December 31, 2007. Estimated amortization expense for the year ended December 31, 2008 is approximately $470,000 and for each of the years ended December 31, 2009 through December 31, 2019 is approximately $453,000.

7. Related Party Transactions

Effective August 9, 2005, EFG entered into a subordinated loan agreement ("SLA") with EFG Bank, in the amount of $11,000,000. On September 30, 2006 the SLA maturity was extended to September 30, 2007 and EFG International, the Company's parent, substituted EFG Bank as lender. On September 30, 2007 the term was extended to September 30, 2008. The SLA carries an interest rate of 7.13% per annum. The SLA was made under agreements pursuant to rules and regulations of the Securities and Exchange Commission, approved by the FINRA and is subordinated to claims of general creditors. Under the terms of the SLA, any repayments prior to its due date are subject to written approval by the FINRA. The amount of the subordinated liability is considered part of the Company's regulatory capital. At December 31, 2007 interest payable to EFG International of $202,611 is included in accrued expenses and other liabilities. During the year ended December 31, 2007, the Company paid $803,000 in interest.

Effective January 1, 2005, the Company entered into a revenue sharing agreement (the "Agreement") with EFG Bank and EFG International which allows the Company to be compensated at an amount determined in the Agreement for the introduction of customers to the affiliate. The Agreement was amended on February 21, 2007 and expires on December 31, 2011. The Company earned revenue of $10,605,000 pursuant to the Agreement for the period ended December 31, 2007.

In 2007, the Company entered into a Management Services Agreement with EFG International and an Operations Advice and Support Services Agreement with EFG Bank, which allow for cash compensation for management services received from EFG International and EFG Bank, respectively. Also, in 2007, the Company entered into a license agreement with EFG International which allows the Company to use trademarks belonging to the Parent Company. The Company recorded expense of approximately $4.2 million for these agreements.

The Company performed broker-dealer services for customers of EFG Bank and other affiliates and recognized commission revenue of $5,213,761 for the year ended December 31, 2007.

The Company holds a bank account in EFG Bank with a balance of $31,646 at December 31, 2007. Amounts due from affiliates were $827,297 at December 31, 2007.

An affiliate administers a fund in which the Company's customers participate. The Company paid $52,800 in fees for these services for the year ended December 31, 2007.

The Company, from time-to-time, advances funds to its employees at stated maturity dates and interest rates as evidenced by executed promissory notes. At December 31, 2007, due from employees amounted to $678,379 including accrued interest.

In February 2008, the Parent Company established an Equity Incentive Plan for 2008 (the "Plan"). At the discretion of the Parent Company's remuneration committee, certain employees of the Company were offered options for the future acquisition of the Parent Company's common stock. The fair value of the employee services received in exchange for the grant of the options for approximately $578,000 will be recognized as an expense over the vesting period established in the Plan documents.

8. Clearing Agreements

Clearing and depository operations for the Company's securities transactions are provided by EFG Bank and by a third-party broker-dealer. Pursuant to the Company's agreement with its clearing broker-dealer, the Company is required to maintain a $250,000 security escrow deposit with its clearing broker-dealer. The deposit consists of the U.S. Treasury note included in the securities owned in the consolidated statement of financial condition.

Sub-Clearing Agreements

The Company has entered into sub-clearing agreements with foreign broker-dealers. The Company executes transactions for customers of the broker-dealers in exchange for a percentage commission or mark-up and in some cases, a minimum monthly fee.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 that requires the maintenance of minimum net capital equal to the greater of $250,000 or 6 2/3% of "Aggregate Indebtedness", and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15 to 1. At December 31, 2007, the Company had net capital (as defined) of $6,864,505 which was $6,443,499 in excess of that required. The Company's net capital ratio was 0.92 to 1.

10. Commitments and Contingencies

Leases

The Company rents office premises and telecommunications equipment under non cancelable operating lease agreements. The Company moved into new premises in September of 2006 and, as a result, entered into an operating lease for a period of 10 years.

Operating lease obligations under the above-mentioned agreements as of December 31, 2007 are as follows:

Year	Amount
2008	$ 853,742
2009	766,946
2010	785,557
2011	790,512
2012	815,348
2013 and thereafter	3,197,731
	$ 7,209,836

Rent expense in 2007 amounted to $972,718.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents. The Company places its cash and cash equivalents with what it considers to be high quality, credit worthy financial institutions. The Company performs periodic evaluations of the credit standing of the financial institutions with which it deals. The Company had cash and cash equivalents of $12,861,716 at December 31, 2007.

Legal Matters
In December 2002, a suit was filed in Florida state court, whereby a group of investors are seeking lost investments aggregating approximately $12.6 million. Due to inactivity in this case, on September 21, 2006, the court "suas ponte" issued a Notice of Lack of Prosecution. While plaintiffs reacted to such notice, it is unclear if plaintiffs intend to prosecute this case. If they do, EFG Capital will defend this case vigorously. In management's opinion, the resolution of this claim will not have a material effect on the Company's financial condition or results of operations. The Company duly notified its insurance carrier at the outset of this matter.

11. Savings Investment Plan

The Company maintains a 401(k) Savings Investment Plan (the "Plan") to provide retirement benefits for eligible employees. Generally, all employees who have completed six months of service are eligible to participate in the Plan. Employees may elect to make salary deferral contributions, as defined, up to $15,500 each year, adjusted annually in accordance with regulations. The Company may make discretionary annual contributions in accordance with the provisions of the Plan. The Plan contribution expense incurred by the Company in 2007 was $260,819.

12. Financial Instruments with Off-Balance Sheet and Credit Risk

In the normal course of business, the Company enters into transactions to buy and sell securities with other broker-dealers in order to fill its customers' orders. The Company may be required, in the unlikely event of non-delivery of securities owed by other broker-dealers, to purchase or sell the securities in the open market to correct a failed settlement. These corrective transactions to buy and sell may result in losses that are not reflected in the accompanying consolidated financial statements.

Securities transactions with other brokers and customers can result in concentrations of credit risk. Credit risk is the amount of accounting loss the Company would incur if other broker-dealers or the customer failed to perform their obligations under contractual terms. To mitigate this risk, EFG, together with its affiliates, reviews and monitors the financial condition of the broker-dealers with whom it deals, as well as the size of the transactions it performs with such broker-dealers. As further mitigation of settlement risk, EFG mostly buys or sells securities for its customers when it is certain that either the cash or the securities to settle are available in the customer's custody account.

13. Income Taxes

At December 31, 2007, the Company's net deferred tax liability consists of the following tax-effected temporary differences:

	Amount
Accrued expenses	$ 306,070
Intangibles	(1,327,720)
Other	10,359
Deferred tax liability, net	$ (1,011,291)

During 2007, the Company utilized approximately $3,575,000 of its net operating loss carryforwards to offset taxable income from 2007. As of December 31, 2007, the Company has no remaining net operating losses. Other temporary differences are primarily attributable to differences in tax and book depreciation, accrued but unpaid interest due to the Parent Company and charitable contributions.

* * *

END